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                                                            Exhibit 12


                               [DTM CORPORATION'S
                 AMENDED AND RESTATED ARTICLES OF INCORPORATION]

                                  ARTICLE EIGHT

     No director of the Corporation shall be liable to the Corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director occurring at any time, whether on or after the date hereof or, to the full extent permitted by law, prior to the date hereof, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director received an improper benefit, whether or not the benefit resulted from an act taken within the scope of the director's office, (iv) for acts or omissions for which the liability of a director is expressly provided by statute, or (v) for acts related to an unlawful stock repurchase or payment of a dividend. Any repeal or amendment of this Article by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or amendment. In addition to the circumstances for which a director of the Corporation is not personally liable as set forth in the preceding sentences, a director shall not be liable to the fullest extent permitted by any amendment to the Texas statutes hereafter enacted that further limits the liability of a director.